**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

---

# FORM 8-K/A

**CURRENT REPORT**
**PURSUANT TO SECTION 13 OR 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported) December 6, 2001

## TransTechnology Corporation

(Exact Name of Registrant as Specified in Charter)

| Delaware | 1-7872 | 95-4062211 |
|---|---|---|
| (State or Other Jurisdiction Of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 150 Allen Road, Liberty Corner, New Jersey | 07938 |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant’s telephone number, including area code (908) 903-1600

(Former Name or Former Address, if Changed Since Last Report)

**TRANSTECHNOLOGY CORPORATION**

**FORM 8-K/A**

The Form 8-K filed by the registrant on December 21, 2001 is hereby amended and supplemented as follows:

**ITEM 7. Financial Statements and Exhibits.**

(b) *Pro Forma Financial Information.*

Pro Forma Financial Statements Introduction

Pro Forma Condensed Statement of Operations for the Twelve Months Ended March 31, 1999

Pro Forma Condensed Statement of Operations for the Twelve Months Ended March 31, 2000

Pro Forma Condensed Statement of Operations for the Twelve Months Ended March 31, 2001

Notes to Pro Forma Condensed Financial Statements

(c) *Exhibits.*

| **Exhibit** | **Description** |
|---|---|
| 99.1 | Pro Forma Financial Statements Introduction |
| 99.2 | Pro Forma Condensed Statement of Operations for the Twelve Months Ended March 31, 1999 |
| 99.3 | Pro Forma Condensed Statement of Operations for the Twelve Months Ended March 31, 2000 |
| 99.4 | Pro Forma Condensed Statement of Operations for the Twelve Months Ended March 31, 2001 |
| 99.5 | Notes to Pro Forma Condensed Financial Statements |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**TRANSTECHNOLOGY CORPORATION**

By:     /s/ Joeseph F. Spanier

Its:     Chief Financial Officer

Date:     February 18, 2002